Mail Stop 3561

February 23, 2010

Mr. Tong Liu
Chief Executive Officer
SOKO Fitness & Spa Group, Inc.
No. 194, Guogeli Street, Harbin,
Heilongjiang Province, China 150001

> **Re: Soko Fitness & Spa Group, Inc.**
> **Amendment No. 6 to Form S-1**
> **Filed February 2, 2010**
> **File No. 333-151563**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended May 31, 2009**
> **Filed February 3, 2010**
> **File No. 333-132429**

Dear Mr. Liu:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 6 to Registration Statement on Form S-1

General

1.   We reviewed Exhibit 21.1 to your registration statement, the revised table on page 2 and your revised disclosure under the heading "Capital Expenditures" on page 43 describing the equity transfer agreement executed on December 1, 2009 by Mege Union relating to the acquisition of 51% of the equity interest in two fitness clubs in suburban Beijing for RMB 10 million (approximately U.S. $1.5 million) (the "Beijing acquisition"). It does not appear that your registration statement has been updated throughout to give effect to the Beijing acquisition. By way of example only, we note the following:

- On page 1 in the second paragraph under the heading "Business," on pages 28 and 49 in the first paragraph under the heading "Our Business," and on page

31 in the third paragraph under the heading "Plan of Operation," you reference your "three" fitness centers, although it appears you now have five fitness centers;

- On page 1 in the third paragraph under the heading "Background and Organization," on page 30 in the first paragraph under the heading "Plan of Operation," and on page 49 in the first paragraph under the heading "Overview," you refer to "three majority (51%) owned operating subsidiaries," although Exhibit 21.1 lists four such subsidiaries after giving effect the Beijing acquisition;

- On page 29 in the fourth paragraph under the heading "Our Business," you state that you "currently operate one fitness center in Harbin (with about 8,000 members) and two fitness centers in Shenyang (with an aggregate of about 5,000 members)" but you have not revised this disclosure to address your new fitness centers in suburban Beijing;

- On page 31 in the fifth paragraph under the heading "Plan of Operation," you disclose the types of memberships for your initial three fitness clubs but you have not revised this disclosure to address your new fitness centers in suburban Beijing; and

- On page 32 in the third paragraph, you disclose information regarding the amortization of your membership fees for your initial three fitness clubs but you have not revised this disclosure to address your new fitness centers in suburban Beijing.

These are only examples. Please update your prospectus, as appropriate, to reflect the Beijing acquisition. In this regard, please also confirm to us that when data in your prospectus speaks as of the date of the prospectus, you have updated this data to reflect the Beijing acquisition. Please also file the equity transfer agreement related to this acquisition as an exhibit to your registration statement or tell us why it is not appropriate to do so.

Management's Discussion and Analysis of Financial Condition and Results …, page 28

Our Business, page 28

2. We reviewed your response to comment six in our letter dated December 17, 2009 and reissue this comment in part. Since it appears that you expect significant increases in your operating expenses related to your growth and expansion plans, it seems appropriate to discuss this as a known trend at the outset of this section with appropriate cross-references to the more detailed

discussion in your liquidity and capital resources setting forth your anticipated costs and how you intend to finance them, especially considering you have provided disclosure regarding your expected revenues as a result of your growth and expansion plans. Please revise or advise.

Results of Operation, page 35

Net Income attributable to SOKO Fitness & Spa Group, Inc., page 36

3.   It appears that net income attributable to SOKO Fitness & Spa Group, Inc. for the three months ended November 30, 2009 increased by approximately $1.5 million to $3.2 million as compared to $1.7 million for the same period of the previous year. Your current disclosure appears to have reversed these amounts. Please revise or advise.

Liquidity and Capital Resources, page 40

4.   It appears that cash flows for the six months ended November 30, 2009 disclosed in the table of cash flows on page 40 differ from the amounts disclosed in the consolidated statements of cash flows on page F-6 and that the increase in net income in your discussion of net cash provided by operating activities is improperly computed. Please revise or advise.

Director Compensation, page 58

5.   We reviewed your response to comment seven in our letter dated December 17, 2009. Please revise your disclosure under this heading to disclose, as you have in your response, the period used to determine the volume weighted average price that you used as an exercise price for the options granted to Mr. Kory.

Financial Statements, page F-1

6.   Please disclose changes in the separate accounts comprising stockholders' equity for the six months ended November 30, 2009. Refer to FASB ASC 505-10-50-2 and 810-10-50-1A.

7.   Please revise the consolidated statements of income on pages F-4 and F-27 to disclose the amounts of consolidated comprehensive income and amount of comprehensive income allocated to parent and the non-controlling interest for each period. Refer to FASB ASC 810-10-50-1A.

Notes to Condensed Consolidated Financial Statements, page F-5

Note 1 – Basis of Presentation, page F-5

8. Please revise to state that the condensed consolidated balance sheet information as of May 31, 2009, as opposed to November 30, 2009, was derived from the audited consolidated financial statements included in your Annual Report on Form 10-K/A for the year ended May 31, 2009.

Note 20 – Subsequent Event, page 20

9. Please provide us with your calculations to determine whether the acquisition of Beijing Natural Beauty Fitness Services, Ltd. met any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X. If any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X exceeds 20% please provide the financial statements of Beijing Natural Beauty Fitness Services, Ltd. for the periods specified in paragraph (c) of the rule and the pro forma financial information required by Rule 8-05 of Regulation S-X.

10. Please provide the disclosures required by FASB ASC 805-10-50-2, 805-20-50-1 and 805-30-50-1 and/or describe which disclosures could not be made because the initial accounting for the acquisition of Beijing Natural Beauty Fitness Services, Ltd. was incomplete at the time the financial statements were issued or available to be issued and the reason why the disclosures could not be made.

Amendment No. 1 to Form 10-K for Fiscal Year Ended May 31, 2009

Exhibits 32.1 and 32.2

11. Please revise to refer to the Annual Report on Form 10-K/A for the year ended May 31, 2009. Refer to Exchange Act Rule 12b-15 for guidance regarding amendments.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of your filings to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your filings and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff

Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lawrence A. Rosenbloom, Esq.
   Ellenoff Grossman & Schole LLP
   Via facsimile